SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

CPG Carlyle Commitments Fund, LLC
(Name of Issuer)

CPG Carlyle Commitments Fund, LLC
(Name of Person(s) Filing Statement)

Class A and Class I Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
500 Fifth Avenue, 31st Floor
New York, New York 10110
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation: $53,350,000 (a)	Amount of Filing Fee: $5,820.49 (b)
(a) Calculated as the aggregate maximum purchase price for units of beneficial interest.
(b) Calculated at 0.01091% of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,820.49
Form or Registration No.:	Schedule TO-I
Filing Party:	CPG Carlyle Commitments Master Fund, LLC[1]
Date Filed:	September 29, 2021

________

1       See Ironwood Multi-Strategy Fund LLC, et al. (April 20, 2017).

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the "Amendment") relates to the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission (the "SEC") on September 29, 2021 by CPG Carlyle Commitments Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $53,350,000 of Class A and Class I units of beneficial interest of the Fund on the terms and conditions set forth in the Offer to Purchase and the related Letters of Transmittal. Copies of the Offer to Purchase and Letters of Transmittal previously were filed as Exhibits (a)(1)(ii) and (a)(1)(iii)(a) and (b), respectively, to the Statement.

This Amendment to the Statement is being filed for the purpose of (i) supplementing, by a separate letter to investors, the disclosure in Section 8 of the Offer to Purchase (the "Letter to Investors") and (ii) extending the expiration date of the Offer until the end of the day on Friday, October 29, 2021, at 12:00 midnight, New York time (as disclosed in the Letter to Investors). All terms and conditions set forth in the Statement filed with the SEC on September 29, 2021 remain unchanged, with the exception of the new expiration date.

The Letter to Investors is attached hereto as Exhibit (a)(1)(i)(c).

ITEM 12.	Exhibits.

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(i)(c)	Letter to Investors.**

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)(a)	Form of Letter of Transmittal.*

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.*

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.
_______________
* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on September 29, 2021.
** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG CARLYLE COMMITMENTS FUND, LLC By: /s/ Michael Mascis Name: Michael Mascis Title: Principal Accounting Officer

October 22, 2021

EXHIBIT INDEX

Exhibit

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(i)(c)	Letter to Investors.**

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)(a)	Form of Letter of Transmittal.*

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.*

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

_______________
* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on September 29, 2021.
** Filed herewith.

-4-